BRASKEM S.A
                C.N.P.J No 42.150.391/0001-70 - NIRE 29300006939
            RESOLUTION OF THE 493rd MEETING OF THE BOARD OF DIRECTORS

                           HELD ON SEPTEMBER 27, 2004




On September 27, 2004, at 2:00 p.m., at the Company's headquarters located at Avenida das Nacoes Unidas, No. 4,777, in the City of Sao Paulo, State of Sao Paulo, 05477-000, the Board of Directors of BRASKEM S.A. held its 493rd (four hundred and ninety-third) meeting. The undersigned Board Members were present. The Director, Carlos Alberto de Meira Fontes, was absent, who was replaced by his alternate, Mr. Edmundo Jose Correia Aires. Executive Officer Mauricio
Roberto de Carvalho Ferro, Ms. Marta Pinto Lima Pacheco and the Secretary of the Board, Mr. Nelson Raso, were also present. The Chairman of the Board, Pedro Augusto Ribeiro Novis, chaired the meeting, and Ms. Marta Pinto Lima Pacheco acted as Secretary. AGENDA: I) Deliberation Proposals: upon review of the respective subjects, the Company's Board of Directors unanimously decided: 1) Conversion of Shares - pursuant to article 6, paragraph 2, of the Company's By-laws, and pursuant to the deliberations taken in the Extraordinary General Shareholders' Meeting held on September 17, 2004, at 10:00 a.m., to approve the homologation of the conversion of 390,000,000 (three hundred and ninety million) class "A" preferred shares in the same number of common shares issued by the Company, in such a manner as to ensure the issue of class "A" preferred shares in the form of American Depositary Shares, due to the exercise in full of the over-allotment option granted by the Company to Credit Suisse First Boston LLC in the public offering of primary distribution of class "A" preferred shares
(the "Global Offering"), as approved by the 492nd Meeting of the Board of Directors, held on September 22, 2004, at 8:00 p.m., within the limit of shares without voting rights, or with restricted voting rights, pursuant to article 4, paragraph 1, of the Company's By-laws. The Annex to this resolution contains a list of those shareholders whose conversion requests were granted, and the number of class "A" preferred shares effectively converted into common shares. Banco Itau S.A., as the custodian for the shares issued by the Company, is hereby authorized to take all actions necessary to perform the conversion of shares approved herein; 2) Issue of Shares - to approve, within the limit of the authorized capital of the Company, excluding the right of first refusal of the current shareholders pursuant to Article 166, Item II, Article 168 and Article 172 of Law No. 6,404/76, and pursuant to the sole paragraph of Article 7 of the Company's By-laws, the issuance of 1,170,000,000 (one billion, one hundred and seventy million) class "A" preferred Shares, at the price of R$90.00 (ninety reais) per lot of one thousand class A preferred shares, amounting to a total of R$105,300,000.00 (one hundred and five million, three hundred thousand reais), to be distributed in the Global Offering, according to the characteristics and procedures already approved by the Board of Directors in the 492nd Meeting referred to above; 3) Increase of Share Capital - pursuant to Article 4, paragraph 1, of the Company's By-laws, and in accordance with the deliberations set forth above, to approve the increase of the share capital of the Company, within the limit of the authorized capital, in the amount of R$105,300,000.00 (one hundred and five million, three hundred thousand reais), thus increasing the capital from R$3,297,668,293.84 (three billion, two hundred and ninety seven million, six hundred and sixty-eight thousand, two hundred and ninety three reais and eighty four centavos) to R$3,402,968,293.84 (three billion, four hundred and two million, nine hundred and sixty-eight thousand, two hundred and ninety-three reais and eighty-four centavos), through the issuance of 1,170,000,000 (one billion, one hundred and seventy million) class "A" preferred
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Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP
42810-000 - Tel.(71) 632.5102 Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, n(0) 309, 13(0) andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax
(21)233.0476 Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial
Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088 Sao Paulo/SP - Av. das
Nacoes Unidas, 4777 - CEP. 05.477-000 - Tel. (11) 3443 9000

                                   BRASKEM S.A
                C.N.P.J No 42.150.391/0001-70 - NIRE 29300006939
            RESOLUTION OF THE 493rd MEETING OF THE BOARD OF DIRECTORS

                           HELD ON SEPTEMBER 27, 2004


shares, without par value, at the price of R$90.00 (ninety reais) per lot of one thousand class A preferred shares. The class A preferred shares hereby issued will be entitled to dividends and all other rights inherent in the ownership of the shares that have been declared by the Company as of the date of their issuance. Due to the increase hereby approved, the share capital of the Company is now represented by 90,645,074,544 (ninety billion six hundred and forty-five million seventy-four thousand five hundred and forty-four) shares without par value, of which 30,215,024,848 (thirty billion two hundred and fifteen million twenty-four thousand eight hundred and forty-eight) are common shares, 60,200,894,896 are class "A" preferred Shares (sixty billion two hundred million eight hundred and ninety-four thousand eight hundred and ninety-six) and 229,154,800 (two hundred and twenty-nine million one hundred and fifty-four thousand eight hundred) are class "B" preferred shares; and 4) Other Authorizations - to authorize the Board of Directors to enter into and execute all documents necessary to the primary public distribution of additional shares in the International Offering, as well as to take all actions necessary to effect the conversion of class "A" preferred shares into common shares and the issuance of the Additional Shares of the International Offering in the Global Offering; II) Matters for Acknowledgement: None to be recorded; III) Matters of Company Interest: None to be recorded; IV) Closing: Having no further items on the agenda, this resolution was drafted, read, discussed and signed by all of those members of the Board of Directors present, by the Chairman of the Board and the Secretary of the Meeting. Sao Paulo/SP, September 27, 2004. (Signed by:
Pedro Augusto Ribeiro Novis, Chairman of the Board; Marta Pinto Lima Pacheco, Secretary; Alvaro Fernandes da Cunha Filho, Vice-Chairman; Alvaro Pereira Novis; Andre Tapajos Cunha; Edmundo Jose Correia Aires; Fernando de Castro Sa; Francisco Teixeira de Sa; Jose de Freitas Mascarenhas; Luiz Fernando Cirne Lima; Margareth Feijo Brunnet; Newton Sergio de Souza).


          Conforms to the original recorded in the books of the Company



                            Marta Pinto Lima Pacheco
                                    Secretary



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Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP
42810-000 - Tel.(71) 632.5102 Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, n(0) 309, 13(0) andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax
(21)233.0476 Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial
Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088 Sao Paulo/SP - Av. das
Nacoes Unidas, 4777 - CEP. 05.477-000 - Tel. (11) 3443 9000

                                   BRASKEM S.A
                C.N.P.J No 42.150.391/0001-70 - NIRE 29300006939
            RESOLUTION OF THE 493rd MEETING OF THE BOARD OF DIRECTORS

                           HELD ON SEPTEMBER 27, 2004


                                      ANNEX


-----------------------------------------------------------------------------------------------------------------------------------
       Shareholder                               Number of shares eligible  Number of shares   Number of shares  Number of shares
                                                       for  conversion       excluded from       converted          eligible for
                                                                               conversion                        future conversion
-----------------------------------------------------------------------------------------------------------------------------------
Odebrecht S.A                                             3,047,376,063              -           3,047,376,063           -
-----------------------------------------------------------------------------------------------------------------------------------
Nordeste Quimica S.A. - Norquisa                           115,341,807               -            115,341,807            -
-----------------------------------------------------------------------------------------------------------------------------------
Petrobras Quimica S.A. - Petroquisa                        920,733,898               -            920,733,898            -
-----------------------------------------------------------------------------------------------------------------------------------
Banco Espirito Santo                                         522,496                 -              522,496              -
-----------------------------------------------------------------------------------------------------------------------------------
Espirito Santo Emerging Markets                              375,544                 -              375,544              -
-----------------------------------------------------------------------------------------------------------------------------------
ST LT DEP SCOTTISH WIDOWS TRKS LAT AMR FUND                 10,613,199               -             10,613,199            -
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                     4,094,963,007              -           4,094,963,007           -
-----------------------------------------------------------------------------------------------------------------------------------



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Sede-Fabrica: Camacari/BA - Rua Eteno, 1561, Polo Petroquimico de Camacari - CEP
42810-000 - Tel.(71) 632.5102 Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas, n(0) 309, 13(0) andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax
(21)233.0476 Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial
Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088 Sao Paulo/SP - Av. das
Nacoes Unidas, 4777 - CEP. 05.477-000 - Tel. (11) 3443 9000